

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2008

**VIA U.S. MAIL AND FAX (866) 879-4529**
Ms. Sariah Hopkins
Chief Financial Officer
Debut Broadcasting Company Inc.
1209 16th Avenue South
Nashville, TN  37212

> **Re:     Debut Broadcasting Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 0-50762**

Dear Ms. Hopkins:

    We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Cover Page

1.  Please revise your file number to 0-50762.

Pending Acquisitions, page 10

2.  We note in your Form 8-K filed on March 19, 2008 that you had acquired Holladay Broadcasting Company for $900,000.  Please tell us your consideration of the required audited financial statements and pro forma financial statements under Rules 8-04 and 8-05 respectively of Regulation S-X.  If you concluded that you acquired assets and not a business, tell us in detail how you considered Rule 11-01(d) of Regulation S-X.

Results of Operations, page 23

3.  Please discuss the significant components of "operating expenses excluding depreciation, amortization and merger-related expenses" and the reasons for the 30% increase which greatly exceeded the related revenue growth.  Additionally, discuss the nature of merger-related expenses. Refer to Item 303(a) of Regulation S-K.

Consolidated Balance Sheet, page F-3

4.  Please disclose the number of shares authorized and outstanding.

Condensed Statements of Operations, page F-4

5.  Please revise to present your consolidated statements of operations in a format similar to your MD&A on page 23.

Revenue and Cost Recognition, page F-9

6.  Please tell us more in detail what you mean by the statement that you "also recognize any amounts due to the individual shows, which are based on the audience level generated by the specific program.  Expenses are accrued at the time the shows are run." and your basis of accounting. Additionally, please disclose herein how you account for "affiliate relations subscriptions for syndication services," in which you realized growth in 2007 per your disclosure on page 22.

Shamrock Broadcasting Inc.
River Broadcasting Company, page F-11

7.  We note that you filed the Form 8-K on June 22, 2008 for these acquisitions.  Please tell us your consideration of the required audited financial statements and pro forma financial statements under Rules 8-04 and 8-05 respectively of Regulation S-X.  If you concluded that you acquired assets and not a business, tell us in detail how you considered Rule 11-01(d) of Regulation S-X.

11. Liquidity and Going Concern, page F-15

8. Please describe your specific viable plans intended to mitigate the effect of your going concern uncertainty and your assessment of the likelihood that such plans can be effectively implemented.

Item 9A(T) Controls and Procedures, page 28

9. We note your statements herein that your new management believes that "the Company's internal control over financial reporting as of December 31, 2007 was effective. Neither management nor the Company's registered independent accountants identified any material weakness in the Company's internal control over financial reporting." Pending completion of your assessment of the Company's internal control over financial reporting under a recognized control framework, please tell us why such statements are appropriate.

Form 10-Q/A for the Quarterly Period Ended March 31, 2008

Condensed Consolidated Statements of Operations and Accumulated Deficit, page 6

10. Please revise to exclude the effect of anti-dilutive common stock equivalents in your presentation of diluted loss per common share and the related weighted average number of shares outstanding. Refer to paragraph 16 of SFAS 128.

Note 2 – Basis of Presentation and Interim Results, page 8

11. Please disclose herein, and in the Liquidity and Capital Resources section on page 24, your current assumptions as a going concern.

Note 4 – Loss per share, page 9
Note 7 – Notes Payable to Shareholders, page 10

12. Please disclose the terms of the 342,055 shares awarded through the Debut Broadcasting Employee Stock Option Plan. Refer to paragraph 64 of SFAS 123(R).

13. For each warrant issuance, please disclose the related terms and tell us your basis of accounting.

\*   \*   \*   \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter over EDGAR.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mr. Steven Ludwig, Chief Executive Officer via FAX 615-807-3334